[ING FUNDS LOGO]

October 16, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Investors Trust
(File Nos. 033-23512; 811-05629)

Dear Ms. White:

This letter responds to a comment provided to Huey Falgout on October 5, 2007 regarding the Tandy Representation letter contained in ING Investors Trust’s response to SEC comments as filed with the Commission on October 3, 2007.

The Staff believes that the Tandy representation letter included in the response letter contains representations that should not be in the letter. The Staff believes that the Registrant should only state that (i) the fund is responsible for the adequacy and accuracy of disclosure; (ii) Staff comments or changes to disclosure in response to Staff comments does not preclude the Commission from taking any action with respect to the filing; and (iii) the fund may not assert Staff comments as a defense in any proceeding initiated by the Commission. The Staff requested that the extra representations should be removed.

The Registrant believes that its representation made in response to the Staff’s request for the “Tandy” Letter representation, which is operative only if a non-public SEC investigation or inquiry is underway at the time the representation is given, is sufficient because the representation made meets the SEC’s goals of needing the representation only when it has an investigation underway and protects the registrant from giving away the fact of a non-public investigation.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachments

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP